Exhibit 99.1

NORSAT INTERNATIONAL INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of holders (the “Norsat Shareholders”) of common shares (“Norsat Shares”), holders (“Option Holders”) of options (“Norsat Options”) and holders (“RSU Holders” and, together with the Norsat Shareholders and Option Holders, the “Securityholders”) of restricted share units (“Norsat RSUs”) of NORSAT INTERNATIONAL INC. (the “Company” or “Norsat”) will be held at the offices of Norsat International Inc. at Suite 110-4020 Viking Way, Richmond, B.C., V6V 2L4 on Monday May 29, 2017 at 2:00 pm (Pacific time), for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2016, together with the report of the auditors thereon;

2.	To re-elect the directors of the Company for the ensuing year;

3.	To reappoint PricewaterhouseCoopers LLP as the auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

4.

To consider and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”, the full text of which is set forth in Appendix A to the accompanying Management Information Circular, approving a plan of arrangement involving Hytera Communications Co., Ltd., Hytera Project Corp. and the Company under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”); and

5.	To transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Circular.

The Directors of the Company have fixed the close of business on April 24, 2017 as the record date for determining Securityholders entitled to receive notice of and to vote at the Meeting. Only Norsat Shareholders whose names have been entered into the register of the holders of Norsat Shares as at April 24, 2017, and Option Holders and RSU Holders as at April 24, 2017, will be entitled to receive notice of and to vote at the Meeting in respect of such Norsat Shares, Norsat Options or Norsat RSUs, as applicable.

Securityholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Investor Services Inc., Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 2:00 pm (Pacific time) on May 25, 2017 or no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

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Dissent Rights

Pursuant to the provisions of Section 242 of the BCBCA, if you are a registered holder of Norsat Shares, you have the right to dissent in respect of the Arrangement Resolution approving the Arrangement and, if the Arrangement becomes effective and upon strict compliance with the dissent procedures, to be paid the fair value of your Norsat Shares. There can be no assurance that a dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder will receive consideration for his or her Norsat Shares of equal or greater value to the consideration that such dissenting Norsat Shareholder would have received under the Arrangement. This right of dissent is described in the accompanying Circular. If you fail to strictly comply with the dissent procedures set out in the accompanying Circular, you may not be able to exercise your right of dissent. If you are a beneficial owner of Norsat Shares registered in the name of a broker, investment dealer, bank, trust company, custodian or other intermediary and wish to dissent, you should be aware that ONLY REGISTERED HOLDERS OF NORSAT SHARES ARE ENTITLED TO EXERCISE RIGHTS OF DISSENT. A dissenting Norsat Shareholder may only dissent with respect to all Norsat Shares held on behalf of any one beneficial owner and registered in the name of such dissenting Norsat Shareholder. Options Holders or RSU Holders, and Norsat Shareholders who vote in favour of the Arrangement Resolution, are not entitled to any rights to dissent.

Persons who are beneficial owners of Norsat Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only registered holders of Norsat Shares are entitled to dissent. Accordingly, a beneficial owner of Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares who desires to exercise the right of dissent must make arrangements for the Norsat Shares beneficially owned by such holder to be registered in the holder’s name prior to the time written objection to the Arrangement Resolution is required to be received by Norsat or, alternatively, make arrangements for the registered holder of such Norsat Shares to dissent on the holder’s behalf.

DATED at Richmond, British Columbia, as of this 28th day of April, 2017.

By order of the Board of Directors

“Arthur Chin”

Arthur Chin
Chief Financial Officer

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